Mail Stop 3561

January 28, 2009

David M. Morse
Chief Executive Officer
Location Based Technologies, Inc.
4989 E. La Palma Avenue
Anaheim, CA 92807

> **Re: Location Based Technologies, Inc.**
> **File No. 333-139395**
> **Form 10-KSB: For the Fiscal Year Ended August 31, 2008**

Dear Mr. Morse:

We have reviewed the above referenced filing and have the following comments. We believe you should file an amended Form 10-KSB in response to comment five and revise future filings in response to the other comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the Year Ended August 31, 2008

Risk Factors, page 10

Risks Related to Owning Our Common Stock, page 17

In selling our convertible notes…, page 17

1.   We note your risk factor that you may have violated the registration requirements of the Securities Act of 1933 in selling your convertible notes because you may not have complied with all of the provisions of exemption for such sales. Please

tell us in greater detail why you believe that you may not have complied with all of the provisions and why you believe that a right of rescission may exist.

2.   It appears that from November 2007 through December 2007, all of the convertible notes were converted into shares of the Company's common stock and that it is classified within permanent stockholders' equity. Given that the common stock may be subject to rescission, please tell us why you did not classify the common shock that is subject to rescission outside of permanent equity. In your response, provide us with the criteria that you used to evaluate the classification of common stock subject to rescission. Assuming a satisfactory response, the notes to the financial statements should describe this situation and management's conclusion on the accounting treatment thereto.

3.   Please revise Liquidity and Capital Resources in MD&A to provide a narrative discussion of this contingency and the potential impact of the contingency to your liquidity.

Notes to Consolidated Financial Statements, page F-10

Note 1: Nature of Operations / Summary of Significant Accounting Policies, page F-10

Use of Estimates, page F-12

4.   We note your disclosure in the first sentence concerning combined statements. However, it appears that you have consolidated financial statements. Please revise this disclosure as necessary.

Item 8A (T) – Controls and Procedures, page 25

5.   It does not appear that your management has performed its assessment of internal control over financial reporting as of August 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate in the amended filing.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief